Jay Melnyk, P.Eng
AGP Mining Consultants, Inc.
92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7

CONSENT OF QUALIFIED PERSON

I, Jay Melnyk, P.Eng., hereby consent to:

a)	the public filing of the technical report titled ‘Bisha Mine, Eritrea, Africa, NI 43-101 Technical Report’ and dated March 24, 2014, (the “Technical Report”) by Nevsun Resources Ltd.;

b)	the use of any extracts from or a summary of the Technical Report in the news release dated February 18, 2014 (the “News Release”);

c)	the use of any extracts from or a summary of the Technical Report in the Annual Information Form (the “AIF”) dated March 24, 2014 of Nevsun Resources Ltd. which will be filed on SEDAR;

d)	the AIF which includes such extracts from the Technical Report to be included in the Annual Report on Form 40-F (collectively, the “40-F”) of Nevsun Resources Ltd. to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934; and

e)	the references to my name in the AIF and 40-F as an author of the report entitled ‘Bisha Mine, Eritrea, Africa, NI 43-101 Technical Report’, dated March 24, 2014.

I certify that I have read the News Release and AIF being filed by Nevsun Resources Ltd. and that the News Release and AIF fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 24th day of March, 2014

“Signed and Sealed”

_______________________________

Jay Melnyk, P. Eng.

92 Caplan Avenue, Suite 246, Barrie, ON L4N 0Z7 Canada Tel. (416) 239-6777